SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 2)


                        Infinity Broadcasting Corporation
                        ---------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                  456-62S-10-2
                                 (CUSIP Number)


                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                October 30, 2000
                                ----------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456-62S-10-2

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          SUMNER M. REDSTONE
          S.S. NO.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions):    OO(1)

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
     NUMBER OF SHARES             7      Sole Voting Power:  0

       BENEFICIALLY              -----------------------------------------------
                                  8      Shared Voting Power:  700,000,000
     OWNED BY EACH
                                 -----------------------------------------------
        REPORTING                 9      Sole Dispositive Power:  0

         PERSON                  -----------------------------------------------
                                 10      Shared Dispositive Power:  700,000,000
         WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               700,000,000

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          64%(2)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------


--------
1 Pursuant to the Merger (as defined in Item 4), subject to the conditions specified in the Merger Agreement (as defined in Item 4), Viacom Inc. will acquire all of the outstanding shares of Class A Common Stock, par value $.01 per share, of Infinity Broadcasting Corporation, in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

2 Class B Common Shares carry five votes per share which effectively gives the Reporting Persons 90% of the voting power.

CUSIP No. 456-62S-10-2

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          CBS Broadcasting Inc.
          I.R.S. No. 13-0590730
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions):  OO(1)

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  New York

--------------------------------------------------------------------------------
     NUMBER OF SHARES             7      Sole Voting Power:  0

       BENEFICIALLY              -----------------------------------------------
                                  8      Shared Voting Power:  700,000,000
     OWNED BY EACH
                                 -----------------------------------------------
        REPORTING                 9      Sole Dispositive Power:  0

         PERSON                  -----------------------------------------------
                                 10      Shared Dispositive Power:  700,000,000
         WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               700,000,000

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):  |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          64%(2)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------

----------
1 Pursuant to the Merger (as defined in Item 4), subject to the conditions specified in the Merger Agreement (as defined in Item 4), Viacom Inc. will acquire all of the outstanding shares of Class A Common Stock, par value $.01 per share, of Infinity Broadcasting Corporation, in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

2 Class B Common Shares carry five votes per share which effectively gives the Reporting Persons 90% of the voting power.

                  This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2000, as previously amended (the "Schedule 13D"), by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons"). This Amendment is filed with respect to the Class A Common Stock, $.01 par value per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended and restated in its entirety to read as follows:

                  "The Issuer's Class B Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation ("CBS"), of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000.

                  In the proposed Merger reported in this Schedule 13D, as amended, and described in Item 4, Viacom will issue 0.592 of a share of Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Shares") for each outstanding Common Share of the Issuer."

Item 4.  Purpose of Transaction

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  "The Issuer's Class B Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.

                  On October 30, 2000, Viacom, IBC Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Viacom ("Merger Sub"), and the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement") pursuant to which the Issuer will merge with and into Merger Sub (the "Merger") and Viacom will acquire all the issued and outstanding Class A Shares not currently owned by Viacom. In the Merger, each outstanding Class A Share will be converted into the right to receive 0.592 of a Viacom Class B Share.

                  Viacom anticipates that upon completion of the Merger, Viacom will seek to cause the Class A Shares to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Class A Shares pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the "Act").

                  A copy of the Merger Agreement is attached hereto as Exhibit
99.1 and is incorporated by reference herein.

                  A copy of the press release issued by Viacom and the Issuer on October 31, 2000 is attached hereto as Exhibit 99.2.

                  Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  "Except as described herein, none of the Reporting Persons have entered into any, or amended any existing, agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on
Schedule 13D, or amendment thereto, that was filed by certain of the Reporting Persons or any predecessor thereof. Viacom, as successor by merger to CBS, has assumed all the rights and obligations of CBS."

Item 7.  Material to be filed as Exhibits

     99.1 Agreement and Plan of Merger among Viacom Inc., IBC Merger Corp. and Infinity Broadcasting Corporation, dated as of October 30, 2000.

     99.2 Press Release issued by Viacom Inc. and Infinity Broadcasting Corporation on October 31, 2000.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  October 31, 2000

                                             /s/ Sumner M. Redstone
                                             ---------------------------
                                             Sumner M. Redstone,
                                             Individually


                                       National Amusements, Inc.


                                       By:   /s/ Sumner M. Redstone
                                             ---------------------------
                                             Name:  Sumner M. Redstone
                                             Title: Chairman and Chief
                                                    Executive Officer


                                       NAIRI, Inc.


                                       By:   /s/ Sumner M. Redstone
                                             ---------------------------
                                             Name:  Sumner M. Redstone
                                             Title: Chairman and President


                                       Viacom Inc.


                                       By:   /s/ Michael D. Fricklas
                                             -----------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President,
                                                    General Counsel and
                                                    Secretary


                                       Westinghouse/CBS Holding
                                       Company, Inc.

                                       By:   /s/ Angeline C. Straka
                                             -----------------------------
                                             Name:  Angeline C. Straka
                                             Title: Vice President and Secretary


                                       CBS Broadcasting Inc.


                                       By:   /s/ Angeline C. Straka
                                             -----------------------------
                                             Name:  Angeline C. Straka
                                             Title: Vice President and Secretary

Exhibit Index
-------------


   Exhibit No.                              Description
   -----------                              -----------

      99.1 Agreement and Plan of Merger among Viacom Inc., IBC Merger Corp. and Infinity Broadcasting Corporation, dated as of October 30, 2000.



      99.2                                  Press Release issued by Viacom Inc.
                                            and Infinity Broadcasting
                                            Corporation on October 31, 2000.